SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended June 30, 2019

On August 14, 2019, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended June 30, 2019 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2019 and (ii) Condensed Consolidated Interim Financial Statements at June 30, 2019 as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Tzomet Energy (including OPC's agreement to acquire the remaining 5% of Tzomet and OPC’s strategy with respect to the Tzomet project, statements and expectations with respect to approvals and fulfillment of preconditions for the development of the project, including statements relating to receipt of a connection study and building permits, expected financing for the project and the payment of the remaining consideration and the option agreement with Kibbutz Netiv HLH for lease of land in the Plugot region), the proposed transaction between OPC and Veridis, OPC’s business strategy, including OPC’s plans with respect to development projects, including timing for completion, expected COD dates and impact of delays, its plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, the Electricity Authority (“EA”) tariffs and their expected effects on OPC, OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to disputes and/or regulatory proceedings, including the OPC-Rotem arbitration decision, and expected impact and outcomes and statements with respect to stock option plans. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC may fail to obtain regulatory approvals for its projects, OPC may fail to develop or complete its projects or complete any planned transactions, including dispositions or acquisitions, as planned or at all, risks relating to disputes and regulatory risks and risks relating regulatory proceedings, the risk that the new accounting standards could have an unexpected effect on OPC's results, changes to the EA tariffs and their effect on OPC's results, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the three months ended June 30, 2019—Report of the Board of Directors for the Six-Month and Three‑Month Periods Ended June 30, 2019, as published on August 14, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended June 30, 2019—Condensed Consolidated Interim Financial Statements at June 30, 2019, as published on August 14, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 14, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer